December 15, 2017

By EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Stephen Krikorian, Accounting Branch Chief
Melissa Walsh, Staff Accountant
Morgan Youngwood, Staff Accountant
Gabriel Eckstein, Staff Attorney
Barbara Jacobs, Assistant Director

Re:     Alphabet Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed October 27, 2017
File No. 001-37580

Ladies and Gentlemen:

Alphabet Inc. (“Alphabet”, the “Company”, “we”, “us”, or “our”) submits this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 8, 2017 (the “Comment Letter”) relating to the Company’s Form 10-Q for the quarterly period ended September 30, 2017 (File No. 001-37580) filed with the Commission on October 27, 2017.

In this letter, we have referred to the Staff’s Comments No. 2 through 6 in the Comment Letter in italicized, bold type, and have followed it with Alphabet’s response to the Staff’s comments.

In responding to the Staff’s comments, we believe it is helpful to describe our application of ASC 280, Segment Reporting (“ASC 280”), including our basis for concluding that (1) Larry Page is our chief operating decision maker (“CODM”), and (2) we have multiple operating segments, with Google being the only reportable segment and all other operating segments combined and disclosed as Other Bets. We believe this background information will help provide context for the questions of the Staff and our responses.

Overview of Our Business and Operational Structure

On October 2, 2015, Alphabet was created. The goal of the reorganization from Google to Alphabet, as outlined in the 2015 Alphabet Letter and reiterated in the 2016 Founders’ Letter, was to create a holding company structure, where Google could be managed separately from unrelated businesses in other industries.

Alphabet is a collection of businesses (each of them is referred to as a “Bet”), the largest of which is Google. Alphabet also includes other businesses such as Access, Calico, CapitalG, GV, Nest, Verily, Waymo, and X. We report all non-Google businesses collectively as “Other Bets”. Our Alphabet structure was developed to help each of our businesses prosper through strong leaders and independence.

Alphabet’s Chief Executive Officer (“CEO”) is Larry Page. Each of the businesses under Alphabet is managed independently and led by a strong CEO, who reports directly to Larry Page. These CEOs work with Larry Page to continue to build out their businesses thoughtfully and systematically to capitalize on their opportunities.

Our organizational structure is broadly depicted as follows:
Google includes our main internet products such as Search, Advertising, Commerce, Google Maps, YouTube, Google Cloud, Android, Chrome, and Google Play as well as our hardware initiatives. Our technical infrastructure and some newer efforts like virtual reality are also included in Google. Google generates revenues primarily from advertising, sales of digital content, apps and cloud offerings, and sales of hardware products.

Additional businesses include Access, Calico, CapitalG, GV, Nest, Verily, Waymo, and X. Revenues from these businesses are derived primarily through the sales of internet and TV services through Google Fiber, sales of Nest products and services, and licensing and R&D services through Verily.

Determination of the CODM

Larry Page determines the Company’s overall business strategy and is responsible for the allocation of resources and assessment of performance. In addition, he makes strategic and key operating decisions for Alphabet and evaluates the performance of the businesses depicted above. As reflected in the organizational structure of Alphabet above, each business has a CEO who reports to Larry Page. Therefore, we have concluded that Larry Page is the Company’s CODM.

Sundar Pichai, the CEO of Google, and the individual Other Bet CEOs are responsible for their respective businesses, are directly accountable to, and maintain regular contact with Larry Page. We have concluded that each Bet CEO is a segment manager.

Information used by the CODM to Evaluate Performance, Allocate Resources and Make Decisions

The primary financial measure used by Larry Page to assess performance of, and allocate resources to, each Alphabet operating segment is operating income/(loss). He receives additional financial measures, such as revenue and capital expenditures, for Google as a whole, each individual Other Bet, and Alphabet. Further, as part of our annual planning process, Larry Page approves operating budgets for Google as a whole and each individual Other Bet. He does not allocate resources to the individual product areas within Google or within individual Other Bets.
Operating Segments and Reportable Segments
Based on how our CODM allocates resources and evaluates performance, Google and each Other Bet represent our operating segments. Sundar Pichai and the Other Bet CEOs, as segment managers, are responsible for making decisions about resources to be allocated within and assessing performance of their respective operating segment.
Google is our only reportable segment. None of our other operating segments meet the quantitative thresholds to qualify as reportable segments. Therefore, all other operating segments are combined and disclosed as Other Bets.

In arriving at our segment conclusions, we consider alternative views and believe that our segment reporting is consistent with the principal of ASC 280. That is, our segment disclosures are consistent with our management’s reporting structure and allows users to understand Alphabet’s performance and prospects for future cash flows and make informed decisions about Alphabet as a whole.

Responses to Staff Questions

Form 10-Q for the Quarterly Period Ended September 30, 2017

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 15. Information about Segments and Geographic Areas, page 28

2. Please address the following matters in regard to your response to prior comment 6 in your letter dated August 25, 2017.

a. Describe the key operating decisions, how performance is assessed and how resources are allocated to the Google business and the product lines within Google.

Resource Allocation and Performance Assessment by the CODM for Alphabet

A key component in the resource allocation process utilized by our CODM is the establishment of the Alphabet annual business plan. The Alphabet annual business plan comprises all Bets (i.e., Google and each Other Bet), and includes revenue, operating result, capital expenditure, and headcount targets. The annual planning process typically begins in Q3 and concludes in January of the following year, when the Alphabet annual business plan is approved by Larry Page and the Board of Directors of Alphabet.

Accordingly, the development of the Alphabet annual business plan starts with the establishment of the Google annual business plan and individual Other Bets annual business plans. The annual planning process for Google is led by Sundar Pichai and Ruth Porat, the CFO of Alphabet and Google, and the Google finance team. The planning process for each of the Other Bets is led by the respective Bet CEOs, Ruth Porat, and the respective finance teams.

Financial performance of Alphabet is assessed by Larry Page. He receives weekly reports summarizing revenue and operating profitability ("operating results") for Alphabet, Google as a whole, and combined Other Bets. Larry Page also receives monthly reports summarizing operating results for individual Other Bets, as well as quarterly reports providing operating results for Alphabet, revenue disaggregated by product areas within Google and operating results for Google as a whole, and operating results for each Other Bet.

Google Annual Planning Process

Google’s annual planning process begins with the Google finance team developing an initial financial outlook for Google as a whole. The financial outlook includes revenue and operating result targets and is reviewed by Sundar Pichai and Ruth Porat. For the 2017 process, this information was shared with Larry Page and the Board of Directors.

Based on the financial outlook, the Google finance team works with the Google product areas and functions to prepare annual business plans that include revenue, gross profit, operating expense, operating profit, capital expenditures, and headcount targets for product areas (e.g., Advertising, YouTube, Cloud, Hardware, Play, etc.) and functions (e.g., Sales, Marketing, Legal, etc.), as applicable.
The annual business plan for product areas and functions is submitted to Sundar Pichai for review. He may request revisions and is responsible for approving the total Google annual business plan. After approval by Sundar Pichai, the annual business plan is summarized for Google as a whole and presented to Larry Page for review and preliminary approval. Final approval from Larry Page occurs as part of finalizing the Alphabet annual business plan, as discussed below.

Other Bets Annual Planning Process

The annual planning process for each Other Bet is similar to Google’s annual planning process. The process for Other Bets begins with finance developing an initial financial outlook for Other Bets in total. The financial outlook include operating result targets and is reviewed by Ruth Porat. For the 2017 process, this information was shared with Larry Page and the Board of Directors.

The Bet finance teams develop annual business plans. The annual business plans are submitted to the respective Bet CEOs who may request revisions and are responsible for approving their respective Bet annual business plan. Individual Other Bet annual business plans are presented to Larry Page and Sergey Brin for review and preliminary approval. Final approval from Larry Page occurs as part of the finalization of the Alphabet annual business plan, as discussed below. Sundar Pichai is not involved in any of the Other Bets annual planning processes.

Alphabet Annual Planning Process

Once the annual business plans for Google and individual Other Bets are approved by the respective CEOs and preliminarily approved by Larry Page, they are consolidated into the Alphabet annual business plan. The Alphabet annual business plan includes the following financial information:

•	Operating results for Alphabet as a whole;

•	Operating results for Google as a whole;

•	Operating results for combined Other Bets, as well as individual Other Bets;

•	Capital expenditures and headcount for Alphabet, Google and Other Bets.

The Alphabet annual business plan is then presented to and reviewed by Larry Page. He may request revisions and is responsible for approving the Alphabet annual business plan.

Once the Alphabet annual business plan is reviewed and approved by Larry Page, it is presented to the Board of Directors. The role of the Board of Directors is strategic and governance-focused, rather than operational. Therefore, we believe the authority to approve the Alphabet annual business plan effectively resides with Larry Page.

Key Operating Decisions and Performance Assessment within Google Operating Segment by the Segment Manager

Key operating decisions for Google consist of expanding into new markets, launching new products, designing and implementing new marketing strategies, entering into significant mergers, acquisitions and partnerships supporting Google, and committing and allocating resources, including capital expenditures. Key operating decisions for Google are made by Sundar Pichai.

Sundar Pichai drives the establishment of annual business Objectives & Key Results (“OKRs”) for various product and functional areas within Google. Such OKRs typically include the launch of new products, target adoption rates of products, as well as OKRs focusing on core values and people. Financial OKRs (e.g., revenue growth for a specific product area) are typically a small subset. OKRs are shared with all Google employees and progress is evaluated quarterly by Sundar Pichai.

Furthermore, Sundar Pichai is responsible for assessing performance, financial and non-financial, of product areas within Google. To assess financial performance, he receives weekly and quarterly reporting on the operating results of Google. Weekly reports include revenue disaggregated by product areas (e.g., Advertising, YouTube, Hardware, Cloud, etc.). Weekly reports further include operating results, capital expenditures, and headcount for Google as a whole. Quarterly reports include operating results for product areas and product categories (i.e., one level below product areas) within Google, expenses for certain functions, and headcount.

Sundar Pichai also evaluates and proposes compensation for Google product area and functional leaders. Compensation proposed by Sundar Pichai for certain executives is also reviewed and approved by the Leadership Development and Compensation Committee (“LDCC”), an independent committee of the Board of Directors that does not include Larry Page.

b. Describe the degree of responsibility and participation of each of Larry Page and Sergey Brin in the decisions described in 2(a).

Sundar Pichai, as the segment manager for Google, has the authority to and makes key operating decisions for, evaluates performance of, and allocates resources to the product areas and functions within Google. Whereas, Larry Page, as the CODM of Alphabet, has the authority to and makes key operating decisions for, evaluates performance of, and allocates resources to Other Bets and Google as a whole. Larry Page and Sergey Brin are not directly responsible for Google decisions as described in 2(a).

c. Clarify whether Sundar Pichai has the authority to make any of the decisions described in 2(a) without approval or consent from Larry Page and/or Sergey Brin, and describe the level of such authority and the types of decisions made by Sundar Pichai without approval.

As discussed in the 2015 Alphabet letter, Sundar Pichai is responsible for running Google, and accordingly, has authority in making key operating decisions for, allocating resources to the product areas and functions within Google as well as evaluating performance of the product areas and functions within Google. In addition, in accordance with Google’s commitment and signature authority policy, he can commit Google to:

•
Non-standard licensing or similar arrangements, investments, mergers and acquisitions, and other commitments up to a set dollar threshold. Approval from Larry Page for amounts exceeding the dollar threshold and also by the Board of Directors for amounts exceeding a separate set dollar threshold.

•
Capital expenditures, real estate, commercial arrangements, including licensing, partnership and revenue generating agreements and other similar transactions and expenditures up to a set dollar threshold. Approval from the Audit Committee of the Board of Directors or the Board of Directors is required for amounts exceeding a separate set dollar threshold.

Although Sundar Pichai is responsible for allocating resources within the Google operating segment, he does not have authority over the allocation of resources for Alphabet, including the allocation of resources to Google, which is the responsibility of Larry Page as the CODM.

d. Describe the types of decisions made by Sundar Pichai that would require approval from Larry Page and/or Sergey Brin.

Google’s commitment and signature authority policy described in 2(c) outlines decisions requiring approval from Larry Page and/or the Board of Directors.

e. Provide further details about the budget process, and describe the information provided to your CODM to support his approval of the Google operating budgets in total, as referenced in your response.

Refer to our response to comment 2(a) for details about the budgeting process and the information provided to Larry Page to support his approval of the Google annual business plan.

We note that in January 2017, the Board of Directors received planned operating results by product areas within Google as part of the Alphabet annual business plan board materials. However, this information was previewed with Larry Page prior to sending the materials to the Board of Directors. This information was shared primarily for informational purposes to demonstrate the tradeoffs and planning decisions made by Sundar Pichai within the Google product areas. The annual plan is presented to the Board of Directors once a year. As such, it is neither provided nor used on a regular basis to assess performance or allocate resources. Specifically, as outlined in our response to comment 2(a) above, Larry Page approved the Google annual business plan prior to receiving the disaggregated financial information for Google in January 2017, as part of the Board of Directors meeting.

3. Please clarify the portion of your response that indicates, in general, your model is to have a strong CEO who runs each business, with Sergey Brin and Larry Page in service to them as needed. Tell us whether each of the businesses within the Google segment has a CEO. For example, we note from Larry’s Alphabet Letter that YouTube is run by a CEO, Susan Wojcicki. Describe how Sergey Brin and Larry Page work together and with these CEOs. In this regard, further describe what consideration was given to these businesses representing separate operating segments. Refer to ASC 280-10-50-7.

Alphabet includes businesses such as Google, Access, Calico, CapitalG, GV, Nest, Verily, Waymo, and X. In the 2015 Founders’ Letter, Larry Page describes having “a strong CEO who runs each business”. Business within this context is describing each Bet, including Google.

With respect to Google, product area leaders are generally senior vice presidents. Two senior vice president product area leaders (YouTube and Google Cloud) within Google also use the CEO title. While YouTube and Google Cloud have leaders using the CEO title, other Google product areas have equally strong and capable leaders who similarly report directly to Sundar Pichai that do not use the CEO title. The reference to CEO was to describe that each business would have a strong and capable leader and was not indicative of a specific title. Within Google, Sundar Pichai is the only executive who reports directly to and maintains regular contact with Larry Page.

Notwithstanding the foregoing, Larry Page and Sergey Brin will work with each Bet and occasionally with various product area leaders within Google. Their interactions involve advice on engineering and technical specifications related to research and product development initiatives. Product area leaders within Google do not have direct accountability to or maintain regular contact with Larry Page and/or Sergey Brin. Since the individual product area leaders do not have direct accountability to and do not maintain regular contact with the CODM, they are not considered segment managers for the purposes of ASC 280-10-50-7. The segment manager function for each Alphabet business listed in the preceding paragraph is carried out by the respective CEOs of those businesses.

4. Please tell us whether there is any variable compensation paid to Sundar Pichai that is based upon the operating performance of Google or any of the product lines within Google such as YouTube.

Compensation for Sundar Pichai is determined by Larry Page and the LDCC considering Sundar Pichai’s leadership of Google, and Google’s financial and operational performance and progress against Google’s strategic goals. Sundar Pichai’s compensation is not directly tied to any specific product areas within Google. Once Sundar Pichai’s compensation is established, it is earned based solely on continued service.

5. Please further describe the Google operating results that are regularly reviewed by Larry Page, Sergey Brin and/or Sundar Pichai. Please also address the following in your response:

a. We note in your response to prior comment 6 in your letter dated August 25, 2017 that your CODM receives operating results for Google on a weekly and quarterly basis. We further note in your response to prior comment 2 in your letter dated October 16, 2017 that your CODM and Board of Directors receive disaggregated advertising revenue by platform and property including YouTube. Tell us whether Larry Page and/or the Board of Directors receive any form of profitability and/or expense information for any of the product lines within Google and specifically the YouTube business in these reports or any other reports. If so, describe the nature, type and frequency of that information.

The financial information included in the weekly reports provided to Larry Page is limited to operating results for Google as a whole. The quarterly reports provided to him and the Board of Directors includes revenue disaggregated by Google product areas and the operating results for Google as a whole. No profitability and/or expense information for any product areas within Google is provided to Larry Page and/or the Board of Directors as part of the weekly, quarterly or any other regular reporting.

Since the Board of Directors also acts in the capacity of an advisory function to the executives of Google and Other Bets, individual CEOs and product area leaders occasionally meet with the Board to discuss specific aspects of their business and may from time-to-time provide additional financial data for ad-hoc discussion purposes. The financial information that may be provided as part of these ad-hoc discussions is generally used for consulting on long-term strategy and/or in conjunction with product reviews. Given the ad-hoc nature of these meetings, the irregularity of any financial information presented, and the level at which this information is presented to the Board and/or CODM, we do not believe this is indicative, reflective or determinative of our operating segments.

b. Explain whether any financial information received by Larry Page differs from the financial information received by Sergey Brin. If so, describe the differences as they relate to Google and the product lines within Google such as YouTube.

The financial information provided to Larry Page and Sergey Brin on a regular basis is the same.

c. Describe the segment operating results included in the financial packages provided to Sundar Pichai on a regular basis and how it differs from the information provided to Larry Page and/or Sergey Brin. In this regard, describe any profitability and/or expense information that is provided for any of the product lines within Google and specifically the YouTube business.

As outlined in our response to comment 2(a) above, Sundar Pichai receives weekly and quarterly reports. These reports include disaggregated financial information for Google product areas, including YouTube. Specifically, the quarterly reports provided to Sundar Pichai include operating results by product area. Neither Larry Page nor Sergey Brin receive the weekly and quarterly reports received by Sundar Pichai.

As outlined in our response to comments 5(a) and 5(b) above, Larry Page and Sergey Brin receive weekly and quarterly reports. The financial information included in the weekly reports is limited to operating results for Google as a whole, while the quarterly reports include revenue disaggregated by Google product areas and the operating results for Google as a whole. No profitability and/or expense information for any product areas within Google is provided to Larry Page and Sergey Brin as part of the weekly, quarterly or any other regular reporting.

6. Please provide your analysis to support your conclusion regarding your CODM. Specifically, tell us how you concluded whether or not Sundar Pichai and/or Sergey Brin are part of your CODM function. In this regard, we note that Google represents nearly all of Alphabet Inc.’s financial position and results. Refer to ASC 280-10-50-5

As outlined above, Larry Page defines and makes key operating decisions for Alphabet. He approves the Alphabet annual business plan allocating resources to and assesses performance of Google as a whole and individual Other Bets. Further, he evaluates performance and determines proposed compensation for Sundar Pichai and the CEOs of each Other Bet. He does not participate in the allocation of resources to the individual product areas and functions within Google and/or within individual Other Bets. Further, Larry Page is not involved in the evaluation of performance and/or determination of compensation for senior executives below the CEO of Google and below the CEO of each Other Bet. This responsibility resides with Sundar Pichai for Google and the CEO of each Other Bet.

Sergey Brin is President of Alphabet and member of the Board of Directors. Sergey Brin focuses on advising research and product development initiatives within Other Bets.

As the Staff noted, Google represents nearly all of Alphabet’s financial position and operating results. We considered the scale of our Google business and believe our segment reporting conclusions are in line with the principles of ASC 280. Google is largely a single online advertising business, with other smaller product areas within the Google ecosystem. While online advertising can be analyzed in many ways, it ultimately provides a single product to our customers and is managed as such. This is reflected in our segment disclosures.

Additionally, Sundar Pichai is not part of the CODM function for Alphabet. Specifically, as CEO and segment manager of Google, Sundar Pichai is only responsible for assessing performance of and allocating resources to Google products areas. Further, Sundar Pichai does not evaluate performance of or allocate resources to Other Bets.

Finally, ASC 280-10-50-5 states that the CODM allocates resources to and assesses the performance of the segments of a public entity. Larry Page performs this function for Alphabet, while Google is one operating segment where Sundar Pichai is the segment manager.

We continually evaluate the evolution of our business, assess any resulting impact to our segment reporting, and revise our disclosures as necessary. Further, we expect that as individual Other Bets become more significant, they may meet the quantitative thresholds to be reported separately.

Please direct your questions or comments to me (tel: (415) 736-0114). Thank you for your assistance.

Very truly yours,

ALPHABET INC.

/s/ JOSH PAUL
_______________________
Josh Paul
Director of Accounting

cc: Larry Page
Ruth Porat
James G. Campbell
David C. Drummond, Esq.
Kent Walker, Esq.
Kenneth H. Yi, Esq.